MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

February 15, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Miranda Gold’s 2006 Joint Venture Update

Miranda Gold Corp. (“Miranda”) is looking forward to a busy year of activity with drilling expected on at least six of its properties between now and the end of 2006. Currently, Miranda has eight joint venture partners that are exploring and advancing nine properties. Management believes that the company currently has more joint ventures with major mining companies than any other junior resource company working in Nevada. Exploration activities for the 2006 season include:

  Agnico-Eagle (USA) Limited has informed Miranda that they plan to conduct work on both BPV and CONO. Beginning later this month a 14-kilometer “Titan” geophysical survey is planned. The Titan survey is a deep-penetrating geophysical survey that encompasses Magneto Tellurics, Induced Polarization, and Resistivity.
  Results from the survey should help define basement depths as well as prominent faults. Following interpretation of the survey, an 8,000-foot drill program is planned.

  Newcrest Resources Inc. has planned an additional ground magnetic survey to help target drill holes. Approximately twenty drill holes are planned for this third round of drilling at the Redlich project. Preliminary three dimensional modeling by Miranda shows that twelve significantly (0.060 oz Au/ton or greater) mineralized drill intercepts, including R-73 (1.95 oz Au/ton over 5 ft), fit within a planar shape.
  This modeling may suggest a predictive trend to higher grade mineralization that can be tested by drilling.

  Barrick Gold Exploration Inc. (“Barrick”) has informed Miranda that they intend to conduct a second round of drilling at the Horse Mountain property. Drill hole HM- 1 intersected 98 ft of 0.023 oz Au/ton. This mineralization was hosted in lower- plate limestone and began at the Roberts Mountain Thrust. Barrick’s 2006 drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the mineralization drilled in hole HM-1.
  Barrick has also provided Miranda with assays from a second hole that was drilled on the Horse Mountain property. Barrick drilled a reverse circulation hole in late

  November to a depth of 1485ft (452m) at which time the drilling was terminated due to weather-related issues. Barrick has capped this hole with the intention to deepen it with core in 2006. No significant gold was detected in this hole.

  Newmont Mining Company is evaluating an exploration program on the Red Canyon property to follow up on last years drill campaign (11 holes for 13,115 ft). Recent interpretations by Miranda suggest that the mineralization at Gexa Knob and the Ice Zone are associated with a distinct west-northwest structural corridor. This corridor appears to capture most alteration on the Red Canyon project. The mineralization encountered in the 2005 drilling program came from three holes drilled near Gexa Knob.

  Golden Aria Corp is expected to drill test geophysical and geologic targets on the Coal Canyon property that were generated in the 2005 field season. Miranda is acting as operator in consultation with Golden Aria on behalf of this joint venture.

  No plans for 2006 have been submitted by the Cortez Joint Venture (Placer Cortez Inc. and Kennecott Explorations, managed by Placer Dome U.S., Inc.) at Fuse East.
  However, this joint venture, signed in October 2005, has a minimum duration of two years and a minimum expenditure level for each of the two years. Miranda will announce 2006 project plans once they are known.

  Similarly, no plans for 2006 have been submitted by the Buckhorn Venture (Placer Dome U.S., Inc. and Teck Comino America Incorporated) at Fuse West. This joint venture, signed in November 2005, also has a minimum duration of two years and a minimum expenditure level for each of the two years. Miranda will announce 2006 plans once they are known.

  No official program has been announced for the Red Hill joint venture with Placer Domes U.S., Inc.

Miranda shareholders should see a steady flow of exploration and drill results from joint venture activities beginning later this year. Joint Venture partners spent approximately US$1,000,000 on exploration in 2005 and drill tested four properties. Proposed 2006 joint venture contributions total US$2,000,000 providing drilling on six or more projects. Through the joint venture model, Miranda’s shareholders will be exposed to exploration on numerous properties with all funding provided by partners. Miranda’s exploration team continues to advance its projects not yet joint ventured and also continues a generative program seeking new opportunities.

Furthermore, Miranda has recently seen strong interest from the German investment community. The company trades on the Frankfurt and Berlin Exchanges under the symbol “MRG”. Miranda management will attend a gold conference (Value Relations Stock Day 2006) in Frankfurt on February 21st and 22nd. This conference will provide a forum for Miranda to directly address our German shareholders as well as other European investors about our company and our plans for 2006.

Miranda Gold Corp. is a gold exploration company focused on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends in Nevada. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S., Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture and Golden Aria Corp.

This release has been reviewed and approved by Company President and CEO Kenneth Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs including drilling, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Although Miranda expects the exploration programs as listed above to move forward, Miranda has no control over how or when exploration takes place, only the contractual minimum amount of expenditures. Furthermore, some of the joint venture agreements allow for termination prior to conducting work in 2006.Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.